 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

   Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

March 24, 2010

Commission File Number 001-14978

SMITH & NEPHEW plc
 (Registrant's name)

15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

   Form 20-F  X                   Form 40-F
    ---                                   ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                            No  X
---                               ---

      [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                            No  X
---                              ---

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
 Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

                  Yes                            No  X
                        ---                               ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                         Smith & Nephew Plc
                                                 (Registrant)

Date:  March 24, 2010

                                                                       By:   /s/ Susan Henderson
                                                        -----------------
                                                 Susan Henderson
                                                 Company Secretary

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL REPONSIBILITY AND CONNECTED PERSONS

SMITH & NEPHEW PLC

24 March 2010

Smith & Nephew plc announces that it was informed on 23 March 2010 of the following transactions by persons discharging managerial responsibilities ("PDMRs") following the award and vesting of shares under the Smith & Nephew Deferred Bonus Plan (the "Plan") on 22 March 2010:

1. 2010 Awards under the Deferred Bonus Plan

Name of PDMR	Number of ordinary shares or ADSs awarded (i)
Naseem Amin	5,313 Ords
Mark Augusti	1,572 ADSs
John Campo	2,558 ADSs
Joseph DeVivo	1,902 ADSs
Michael Frazzette	2,585 ADSs
Adrian Hennah	33,125 Ords
R Gordon Howe	2,156 ADSs
David Illingworth	12,180 ADSs
Roger Teasdale	8,548 Ords

(i)      The awards will normally vest, subject to continued employment, in equal annual tranches over three years following the award date.
(ii)     No consideration is payable for these awards.

2. Partial vesting of 2009 awards made under the Deferred Bonus Plan

Name of PDMR	Number of ordinary shares or ADSs acquired under vesting (i)	Number of ordinary shares or ADSs disposed	Total holding of ordinary shares or ADSs following this notification:
Elizabeth Bolgiano	724 ADSs	193 ADSs	4,952 ADSs
John Campo	795 ADSs	212 ADSs	583 ADSs
Joseph DeVivo	977 ADSs	260 ADSs	6,298 ADSs
Michael Frazzette	953 ADSs	305 ADSs	8,805 ADSs
Adrian Hennah	12,594 Ords	5,190 Ords	138,591 Ords
R Gordon Howe	654 ADSs	654 ADSs	3,775 ADSs
David Illingworth	17,527 Ords	7,223 Ords	268,128 Ords (including 42,005 ADSs)

(i)   The shares vesting were granted under the Plan on 20 March 2009.  One third of the shares vested on 20 March 2010 and, subject to continued employment, the remaining two thirds will vest in equal tranches on 20 March 2011 and 20 March 2012.

(ii)  The market values of ordinary shares and ADSs acquired and sold on 22 March 2010 were 676p per ordinary share and $50.90 per ADS, respectively.

Notes:

1.   One ADS is equivalent to five ordinary shares of US$0.20 each.

2.   The ordinary shares were released and sold on 22 March 2010 in London, UK.  The ADSs were released and sold on 22 March 2010 in New York, USA.

3.   The percentages of issued share capital acquired, disposed and held following notification are all under 0.01% of the total issued share capital of the Company.

This announcement is made in accordance with the requirements of DTR 3.1.2 R.

Gemma Parsons
Assistant Company Secretary
Tel: 020 7401 7646